SOL STRATEGIES INC.

401-217 Queen Street

Toronto, Ontario M5V 0R2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders ("Shareholders") of Sol Strategies Inc. (the "Company") will be held at the office of Irwin Lowy LLP located at 217 Queen Street West, Suite 401 Toronto, ON M5V 0R2; on Thursday, June 19, 2025, at 12:00 p.m. (Toronto Time) in order to:

1. to receive and consider the audited consolidated financial statements of the Company for the year ended September 30, 2024, and the report of the auditors thereon;

2. to elect directors of the Company to hold office until the next annual meeting of Shareholders;

3. to appoint the auditors of the Company and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, a special resolution to effect the consolidation of all of the issued and outstanding common shares of the Company on the basis of up to ten (10) old common shares for one (1) new common share, as more fully described in the accompanying management information circular;

5. to consider and, if deemed advisable, to pass, with or without variation, a resolution to ratify, confirm and approve a resolution of the directors of the Company amending the stock option plan (the "Amended Equity Incentive Plan") for directors, officers, employees and consultants of the Company and ratifying certain grants of restricted share units under the Amended Equity Incentive Plan; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The full text of the special resolutions referred to in item 4 above are attached to this notice as Exhibit "A".

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, TSX Trust Company, at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 not later than 12:00 p.m. (Eastern time) on Tuesday, June 17, 2025, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the Meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on Friday, May 9, 2025, as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of common shares of the Company (the "Non-Registered Holders") and for registered shareholders. The notice-and-access method of delivery of meeting materials allows the Company to deliver the meeting materials over the internet in accordance with the notice-and-access rules adopted by the Ontario Securities Commission under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and the Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the notice of Meeting, the management information circular, the annual consolidated financial statements of the Company for the financial year ended September 30, 2024, and related management's discussion and analysis and other meeting materials (collectively the "Meeting Materials"), shareholders receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Company will not be adopting stratification procedures in relation to the use of notice-and access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Company's profile at www.sedarplus.ca or on the website of TSX Trust Company, the Company's transfer agent and registrar, at https://docs.tsxtrust.com/2473. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Company's transfer agent and registrar, TSX Trust Company, by calling toll free at 1-866- 600-5869 or by email at Tsxtis@tmx.com. Requests should be received by 4:00 p.m. (Eastern time) on Thursday, June 5, 2025, in order to receive the Meeting Materials in advance of the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual meeting. Additional information about the Company and its financial statements are also available on the Company's profile at www.sedarplus.ca.

DATED this 9th day of May, 2025.

BY ORDER OF THE BOARD

"Antanas Guoga" (signed)

Chairman

2

EXHIBIT "A"

SPECIAL RESOLUTION OF THE SHAREHOLDERS

OF

SOL STRATEGIES INC. (the "Company")

AMENDMENT TO ARTICLES OF AMENDMENT - CONSOLIDATION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Company be amended to consolidate each of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation common shares of the Company into one (1) post-consolidation common share of the Company (the "Consolidation"), and further authorizing the directors in their sole discretion when and if to effect the Consolidation, in each case without requirement for further approval, ratification or confirmation by shareholders, as more particularly described in the management information circular dated May 9, 2025, of the Company, provided that in the event the Consolidation would result in a shareholder of the Company holding a fraction of a common share, a shareholder shall not receive a whole common share of the Company for each such fraction;

2. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they are hereby authorized and directed to revoke this resolution at any time prior to the issue of a certificate of amendment giving effect to the Consolidation and to determine not to proceed with the amendment of the articles of amalgamation of the Company without further approval of the shareholders of the Company; and

3. any director or officer of the Company be and he or she is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, including, without limitation, the execution and delivery of the articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

3

SOL STRATEGIES INC.

401-217 Queen Street

Toronto, Ontario M5V 0R2

MANAGEMENT INFORMATION CIRCULAR

This information is given as of May 9, 2025, unless stated otherwise

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SOL STRATEGIES INC. (the "Company") of proxies to be used at the annual and special meeting of shareholders of the Company to be held on Thursday, June 19, 2025, at the office of Irwin Lowy LLP at Suite 401, 217 Queen Street West, Toronto, Ontario M5V 0R2 at 12:00 p.m. (Eastern time), and at any adjournment or postponement thereof (the "Meeting") for the purposes set out in the acompanying notice of meeting (the "Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the "Management Information Circular"), the annual consolidated financial statements of the Company for the financial year ended September 30, 2024, and related management's discussion and analysis and other meeting materials, if applicable (collectively the "Meeting Materials") to the beneficial owners of the common shares of the Company (the "Common Shares") held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Company. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting.

NOTICE-AND-ACCESS

The Company has decided to use the notice-and-access ("Notice-and-Access") rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Common Shares who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares ("Registered Shareholders") and beneficial owners of Common Shares (the "Non-Registered Holders") for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Company to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Ontario Securities Commission under NI 54-101.

Registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form, enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, shareholders receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting.

Materials can be viewed online under the Company's profile at www.sedarplus.ca or on the website of TSX Trust Company, the Company's transfer agent and registrar, at https://docs.tsxtrust.com/2473. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted. The Company will not be adopting stratification procedures in relation to the use of Notice-and-Access provisions.	Shareholders may always request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please contact TSX Trust Company, the Company's transfer agent and registrar, by calling toll free at 1-866-600-5869 or by email at Tsxtis@tmx.com. Requests should be received Thursday, June 5, 2025, in order to receive the Meeting Materials in advance of the Meeting date.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Management Information Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the shareholder's behalf in accordance with the instructions given by the shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Company. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Company's transfer agent and registrar, TSX Trust Company (the "Transfer Agent"), not later than 12:00 p.m. (Eastern time) on Tuesday, June 17, 2025 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail or	TSX Trust Company
Hand Delivery:	Suite 301
100 Adelaide Street West
Toronto, Ontario M5H 4H1
By Fax:	416-595-9593
By Internet:	www.voteproxyonline.com
You will need to provide your 12 digit control number (located on the form of proxy accompanying this Management Information Circular).

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Company, located at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, at any time prior to 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if a Registered Shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the Common Shares represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration and for each item of special business, as stated elsewhere in this Management Information Circular.

The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine. At the time of printing this Management Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders of the Company do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a "Clearing Agency") of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Company's OBOs can expect to be contacted by their Intermediary. The Company does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting Materials to their OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a "VIF"). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

or,

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered shareholders of the Company as maintained by the Transfer Agent, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Company to be Friday, May 9, 2025, (the "Record Date"), are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held.

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which as at the Record Date 161,721,183 Common Shares are issued and outstanding, and an unlimited number of special shares, of which none are issued and outstanding.

Only Registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting. On a show of hands, every Registered Shareholder and proxy holder will have one vote and, on a poll, every Registered Shareholder present in person or represented by proxy will have one vote for each Common Share held.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Company, other than as set forth below:

	Number of Common	Percentage of Issued and
Name(1)	Shares	Outstanding Common Shares
Antanas Guoga	33,916,788(2)	20.97%

Notes:

(1) The above information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained from publicly disclosed information and confirmed by the individual.

(2) 31,856,268 Common Shares are directly held by Mr. Guoga, and 2,060,520 Common Shares are held by UAB NTSG, a corporation beneficially owned and controlled by Mr. Guoga.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Other than as otherwise disclosed herein, no director or executive officer of the Company who was a director or executive officer at any time since the beginning of the last financial year of the Company, or any associate or affiliates of any such directors or officers, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of the board of directors of the Company (the "Board"), the matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. AUDITED FINANCIAL STATEMENTS

The consolidated financial statements for the financial year ended September 30, 2024, and the report of the auditors thereon, which accompany this Circular will be submitted to the Meeting of shareholders. Receipt at such Meeting of the auditors' report and the Company's financial statements for this financial period will not constitute approval or disapproval of any matters referred to therein.

2. APPOINTMENT OF AUDITORS

Kingston Ross Pasnak LLP, Chartered Professional Accountants, the former auditors of the Company, resigned, at the request of the Company, as the auditors of the Company effective January 29, 2025. The Board appointed Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company effective January 29, 2025, to fill the vacancy created thereby. Shareholders are being asked to confirm the actions of the Board and appoint Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders.

UNLESS THE SHAREHOLDER DIRECTS THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE CONFIRMATION AND APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF DAVIDSON & COMPANY LLP, CHARTERED PROFESSIONAL ACCOUNTANTS, AS THE AUDITORS OF THE COMPANY UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

In accordance with the provisions of National Instrument 51-102 - Continuous Disclosure Obligations, attached hereto as Appendix "C", is the requisite reporting package, including the notice of the Company to Kingston Ross Pasnak LLP, Chartered Professional Accountants, and Davidson & Company LLP, Chartered Professional Accountants stating that there are no reportable events and the letters of each of Kingston Ross Pasnak LLP, Chartered Professional Accountants, and Davidson & Company LLP, Chartered Professional Accountants to the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission, the Manitoba Securities Commission and the Financial and Consumer Affairs Authority of Saskatchewan.

3. ELECTION OF DIRECTORS

Advance Notice By-law

The general by-laws of the Company include provisions that establish a framework for advance notice of nominations of directors by shareholders of the Company (the "Advance Notice By-law"). In particular, the Advance Notice By-law is intended to increase transparency and promote informed decision making by providing all shareholders with reasonable notice of director nominations and sufficient information to vote on all the director nominees. The Advance Notice By-law sets a deadline for a certain number of days before a shareholders' meeting for a shareholder to notify the Company of its Intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-law applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors, and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting.

As of the date of this Circular and in respect of the Meeting, the Company has received no nominations purportedly made under the requirements of the Advance Notice By-law or otherwise.

Nominees for Election as Directors

The Board currently consists of six (6) directors. It is proposed that the six (6) people listed below be nominated for election as directors of the Company to hold office until the next annual meeting or until their successors are elected or appointed. All six (6) of the proposed nominees are currently directors of the Company and have been so since the respective dates indicated.

The Board of Directors recommends that shareholders vote for the election of the proposed nominees set out below. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Company will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The following table sets forth for each nominee for election as director: place of residence; present principal occupation and, if not a director elected to the present term of office, principal occupations held in the last five (5) years, if different; the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction, directly or indirectly, is exercised at the Record Date; the date the nominee became a director of the Company; current or proposed membership on committees of the Board; and whether or not the Board has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Name, province or state and	Principal occupation or employment	Served as Director of	Number of	Percentage
country of residence and	and, if not a director elected to the	the Company since	Common	of Voting
position, if any, held in the	present term of office, occupation		Shares	Shares
Company	during the past 5 years		beneficially	Owned or
			owned, directly	Controlled
			or indirectly, or
			controlled or
			directed at
			present(1)
Leah Wald((4) Tennessee, USA President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company (August 2024 - Present) Former Chief Executive Officer of Valkyrie Investments Inc. (2020 - 2024), VP Portfolio Management at Exponential Group (2020), Partner & EVP, Lucid Investment Strategies, LLC (2017 - 2020)	September 2, 2021	674,400	0.47%
Antanas (Tony) Guoga Kaunas, Lithuania Executive Chairman and Director	Former Chief Executive Officer of the Company (2021 - 2022). Member of the Seimas of the Republic of Lithuania, the legislative branch of government in Lithuania (2020 - 2021). Prior thereto, he was a member of the European Parliament from 2014 to 2019.	August 11, 2020	33,916,788(5)	20.97%
Jon Matonis(2)(3)(4) London, United Kingdom Chief Economist and Director	Chief Economist of the Company and businessman, monetary economist.	April 9, 2020	600,000	0.37%
Rubsun Ho(2)(3) Toronto, Ontario, Canada Director	Lawyer	June 16, 2021	Nil	Nil
Ungad Chadda(2)(3) Toronto, Ontario, Canda Director	Former President of Toronto Stock Exchange and Senior Vice President of TMX Group Ltd. (from December 1997 until May 2019). Chief Executive Officer of Urban Infrastructure Group Inc. (September 2023 until April 2025). CEO of Global Uranium Inc. from August 2024 to present.	September 10, 2024	2,910	0.001%
Luis Berruga(2)(3)(4)(6)) New York, USA Director	Founder and Managing Partner of LBS Capital (2024 - Current); Chief Executive Officer of Global X ETFs (2018 - 2023)	February 3, 2025	Nil	Nil

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Investment Committee.

(5) 31,856,268 Common Shares are directly held by Mr. Guoga, and 2,060,520 Common Shares are held by UAB NTSG, a corporation beneficially owned and controlled by Mr. Guoga.

(6) The principal occupation of Mr. Luis Berruga, the director nominee who was not previously elected by the shareholders of the Company, during the past five years is as follows:

• Luis Berruga is an accomplished asset management executive and Founder & Managing Partner of LBS Capital, a boutique investment firm specializing in wealth management and ETFs. Previously, as CEO and Chairman of Global X ETFs, he grew assets under management from $10B to $40B in the US and $80B globally over five years. Luis has held positions at Jefferies' Financial Institutions Group and Morgan Stanley, advising boards on strategic transactions. He currently serves as an independent director for the Company, KraneShares, and Tidal Financial Group. Luis holds an MBA from Northwestern University's Kellogg School of Management, a degree in Telecommunications Engineering from Universidad Politecnica de Madrid, and corporate governance certification from Wharton.

The term of office of each director will be from the date of the Meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, no director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Douglas Harris, the Company's Chief Financial Officer also serves as Chief Financial Officer of Braingrid Limited ("Braingrid"). While Mr. Harris was serving as Chief Financial Officer of Braingrid Limited, on July 22, 2020, the Ontario Securities Commission issued a cease trade order against Braingrid for failure to file its annual financial statements and related management's discussion and analysis and certificates for Braingrid's fiscal year ended January 31, 2020, and for its three-month period ended April 30, 2020. Braingrid subsequently made the required filings and the cease trade order was revoked by the Ontario Securities Commission on September 9, 2020.

Antanas Guoga, the Company's Executive Chairman and Director also services as a Director of Tony G Co-Investment Holdings Ltd. ("Tony G"). On June 6, 2022, the Ontario Securities Commission issued a cease trade order against Tony G for failure to file its annual financial statements and related management's discussion and analysis and certificates for Tony G's fiscal year ended January 31, 2022. The cease trade order was revoked on July 21, 2023.

Personal Bankruptcies

Other than as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date hereof, or has been within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors or officers of the Company are, or may become, directors or officers of other companies with businesses which may conflict with the business of the Company. In accordance with the Business Corporations Act (Ontario), directors are required to act honestly and in good faith with a view to the best interests of the Company. In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Company and to abstain from voting in connection with the matter. To the best of the Company's knowledge, there are no known existing or potential conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests at the date hereof. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

4. AMENDMENT TO THE ARTICLES OF THE COMPANY - CONSOLIDATION

At the Meeting, shareholders are being asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution, the text of which is attached as Exhibit "A" to the Notice (the "Consolidation Resolution"), which would authorize the Company to effect a consolidation of all of the issued and outstanding Common Shares on the basis of up to ten (10) pre-consolidation Common Shares, or such lesser number of pre-consolidation Common Shares as the directors of the Company in their discretion may determine, for one (1) post-consolidation Common Share (the "Consolidation"). In the event that shareholders pass the Consolidation Resolution and the Board determines to consolidate on a maximum 10:1 basis, the presently issued and outstanding 161,721,183 Common Shares will be consolidated into approximately 16,172,118 Common Shares. If the Board determines to consolidate the Common Shares on a lesser basis, more Common Shares will remain outstanding following the Consolidation. Any factional Common Shares arising from the Consolidation will be rounded down to the nearest whole Common Share. in all other respects, the post-consolidated Common Shares will have the same attributes as the existing Common Shares.

The Company believes that the Consolidation will both enhance the marketability of the Company as an investment and better position the Company to raise the funds necessary for the continued development of its business and the growth of the Company.

The Board may determine not to implement the Consolidation after the Meeting and after receipt of necessary shareholder and regulatory approvals, but prior to the issue of a certificate of amendment under the Business Corporation Act (Ontario), without further action on the part of the shareholders.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass as a special resolution, with or without variation, the Consolidation Resolution, the text of which is attached as Exhibit "A" to the Notice, to effect the consolidation of all of the issued and outstanding Common Shares on the basis of up to ten (10) old Common Shares for one (1) new Common Share.

In order to pass, the Consolidation Resolution must be approved by at least two thirds of the votes cast by the shareholders, present at the Meeting in person or represented by proxy. If the Consolidation Resolution does not receive the requisite shareholder approval, the Company will continue with its present share capital.

The Board recommends that shareholders vote in favour of the Consolidation Resolution to approve the Consolidation as set out above.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE CONSOLIDATION RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST THE CONSOLIDATION RESOLUTION.

5. AMENDMENT OF STOCK OPTION PLAN

The Company has in place a stock option plan (the "Stock Option Plan"). On December 4, 2024, the Board approved an amendment of the Stock Option Plan to convert the Stock Option Plan from a "rolling 10%" plan to an omnibus term incentive plan whereby a maximum of 10% of the issued and outstanding Common Shares, from time to time, may be reserved for issuance pursuant to the exercise of stock options, performance share units, deferred share units, and restricted share units (the "Amended Equity Incentive Plan").

The Amended Equity Incentive Plan is a "rolling" plan which sets the number of Awards (as defined herein) available for grant by the Company at amount equal to up to a maximum of 10% of the Company's issued and outstanding Common Shares from time to time. The Amended Equity Incentive Plan will allow for a variety of equity-based awards that provide different types of incentives to be granted to certain of our executive officers, employees and consultants (in the case of options ("Options"), performance share units ("PSUs"), deferred share units ("DSUs") and restricted share units ("RSUs"). Options, PSUs and RSUs are collectively referred to herein as "Awards". Each Award will represent the right to receive Common Shares, or in the case of PSUs, DSUs and RSUs, Common Shares or cash, in accordance with the terms of the Amended Equity Incentive Plan. The following summary of the material terms of the Amended Equity Incentive Plan is qualified in its entirety by the full text of the Amended Equity Incentive Plan discussion is qualified in its entirety by the full text of the Amended Equity Incentive Plan, which will be made available at the office of Irwin Lowy LLP, at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, until the business day immediately preceding the date of the Meeting.

Under the terms of the Amended Equity Incentive Plan, the Board may grant Awards to eligible participants, as applicable. Participation in the Amended Equity Incentive Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The Amended Equity Incentive Plan will provide those appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Company's Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Amended Equity Incentive Plan.

For the purposes of calculating the maximum number of Common Shares reserved for issuance under the Amended Equity Incentive Plan, any issuance from treasury by the Company that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Company shall not be included. All of the Common Shares covered by the exercised, cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the Amended Equity Incentive Plan. As a result, the Amended Equity Incentive Plan is considered an "evergreen" plan.

In addition, the aggregate number of Awards issuable to all Participants must not exceed 10% of the issued and outstanding Common Shares at the date of grant. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the Amended Equity Incentive Plan, any issuance from treasury by the Company that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Company shall not be included. All of the Common Shares covered by the cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the Amended Equity Incentive Plan.

The maximum number of Common Shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under the Amended Equity Incentive Plan alone, or when combined with all of the Company's other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

An Option shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. As long as the Common Shares are traded on a stock exchange, the exercise price of an Option may not be less than the greater of the closing price of the Common Shares on: (i) the last trading day before the date such Option is granted; and (ii) the date such Option is granted. The Amended Equity Incentive Plan provides that the exercise period of an Option will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period. In such cases, the extended exercise period will terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the Amended Equity Incentive Plan has a cashless exercise feature pursuant to which a participant may elect to undertake a broker assisted "cashless exercise" subject to the procedures set out in the Amended Equity Incentive Plan, including the consent of the Board, where required.

The terms and conditions of grants of RSUs, DSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement. Impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant's grant agreement.

The Board may, in its sole discretion, suspend or terminate the Amended Equity Incentive Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Amended Equity Incentive Plan or of any securities granted under the Amended Equity Incentive Plan and any grant agreement relating thereto, subject to any required regulatory approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the Amended Equity Incentive Plan or as required by applicable laws.

The Board may amend the Amended Equity Incentive Plan or any securities granted under the Amended Equity Incentive Plan at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the Amended Equity Incentive Plan; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval any applicable stock exchange; and (iii) be subject to shareholder approval, where required by law or the requirements of the Amended Equity Incentive Plan, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

• amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Amended Equity Incentive Plan;

• any amendment regarding the administration of the Amended Equity Incentive Plan;

• amendments to the eligibility criteria and limits for participation in the Amended Equity Incentive Plan;

• any amendment necessary to comply with applicable law or the requirements of any applicable stock exchange or any other regulatory body having authority over the Company, the Amended Equity Incentive Plan or the shareholders of the Company (provided, however, that any applicable stock exchange shall have the overriding right in such circumstances to require shareholder of any such amendments);

• any other amendment that does not require shareholder approval under the Amended Equity Incentive Plan.

To be effective, the Amended Equity Incentive Plan Resolution requires the affirmative vote of not less than a majority of the votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that shareholders vote in favour of the Amended Equity Incentive Plan Resolution. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the Amended Equity Incentive Plan Resolution.

In addition, since the effective date of the approval of the Amended Equity Incentive Plan, the Company granted an aggregate of 1,113,669 RSUs of the Company as follows:

Date	Number of	Percentage of	Expiry Date
	RSUs	Common Shares as
		at the date of this
		Management
		Information Circular
November 24, 2024	563,669	0.35%	the later of six months from November 24, 2025, or (b) the date upon which shareholder approval for the Plan is received by the Company.
January 30, 2025	500,000	0.31%	six (6) months from the earlier of (a) February 28, 2025, or (b) the date upon which shareholder approval for the Amended Equity Incentive Plan is received by the Company
February 7, 2025	50,000	0.03%	six (6) months from the earlier of (a) June 11, 2025, or (b) the date upon which shareholder approval for the Amended Equity Incentive Plan is received by the Company

Shareholders are being asked to approve and confirm the action of the Board in establishing the Amended Equity Incentive Plan and ratifying the grant of Options. In order to confirm and approve the Amended Equity Incentive Plan and grant of the Options, a majority of votes cast at the Meeting must be voted in favour of the Amended Equity Incentive Plan and grant of the Options. In the event the Amended Equity Incentive Plan and grant of the Options is approved by the shareholders, the Amended Equity Incentive Plan and the grant of the Options will be confirmed, approved and ratified. Accordingly, shareholders will be asked at the Meeting to pass the following resolution with or without variation, relating to the approvals as described above:

"BE IT RESOLVED THAT:

1. the resolution of the Board passed on December 4, 2024, amending the equity incentive plan for the directors, officers, employees and consultants of the Company and its subsidiaries, and the grant of RSUs under the equity incentive plan, as amended, be and is hereby approved and confirmed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE AMENDMENT OF THE STOCK OPTION PLAN AND RATIFYING THE GRANT OF CERTAIN OPTIONS UNDER THE Amended Equity Incentive Plan, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective corporate governance is a priority for the Board of Directors. In developing the Company's corporate governance practices, the Board of Directors has taken into account the rules and guidelines adopted by the Canadian Securities Administrators ("CSA") in June 2005 (National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines (collectively, the "CSA Governance Requirements"), which require the Company to disclose certain information relating to its corporate governance practices.

The CSA Governance Requirements set out best practices drawn from existing Canadian standards and U.S. regulatory standards. The Company is required to describe certain aspects of its corporate governance practices in its management information circular, including a discussion of any practices that are inconsistent with the CSA Governance Requirements. This information is set out in Appendix "A" to this Circular.

The CSA has also enacted rules regarding the composition of audit committees (Multilateral Instrument 52-110 - Audit Committees) and the certification of an issuer's disclosure controls and procedures (Multilateral Instrument 52- 109 - Certification of Disclosure in Issuers' Annual and Interim Filings). The Company is currently in compliance with these rules. For the year ended September 30, 2024, the President and Chief Executive Officer and Chief Financial Officer were required to file a certificate to certify that the Company's annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings and the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

In this Circular, the term "independent" director has the corresponding meaning given to the term "independent" director in NI 58-101; namely, a director who has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the Director's independent judgement. A majority of the nominees standing for election as directors are "independent" within the meaning of NI 58-101.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three (3) standing committees: (1) an Audit Committee (the "Audit Committee"); (2) a Compensation Committee (the "Compensation Committee"); and (3) the investment committee (the "Investment Committee"). A brief description of each committee is set out below.

Audit Committee.

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors. The Audit Committee is directly responsible for overseeing the work of the auditors, must pre-approve non-audit services, be satisfied that adequate procedures are in place for the review of our public disclosure of financial information extracted or derived from the Company's financial statements and must establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. The current members of the Audit Ie are the Ungad Chadda (Chair), Rubsun Ho and Luis Berruga. For additional information concerning the Audit Committee please refer to the section entitled "Audit Committee" below.

Compensation Committee.

The Compensation Committee assists the Board in fulfilling its responsibilities for compensation philosophy and guidelines, and fixing compensation levels for the Company's executive officers. In addition, the Compensation Committee is charged with reviewing the Amended Equity Incentive Plan and proposing changes thereto, approving any awards of options under the Amended Equity Incentive Plan and recommending any other employee benefit plans, incentive awards and perquisites with respect to the Company's executive officers.

Each of the members of the Compensation Committee has direct experience that is relevant to their responsibilities regarding executive compensation of the Company. Accordingly, as a result of this collective experience, the Compensation Committee has knowledge of typical day-to-day responsibilities and challenges faced by the Company's management team, the role of a Board in reviewing the executive compensation of a reporting issuer, and first-hand knowledge regarding executive compensation policies and practices in the private sector, all of which are beneficial to the committee in the context of its review of the Company's compensation policies and practices.

The current members of the Compensation Committee are Rubsun Ho (Chair), Ungad Chadda and Luis Berruga all of whom will be standing for re-election.

Investment Committee

The Investment Committee is responsible for evaluating all potential investment opportunities for the Company. In assessing potential investments, the Investment Committee will consider whether or not such investments fit the investment and corporate objectives of the Company in accordance with the investment policy. The investment evaluation process may also require the Investment Committee to conduct preliminary due diligence after which a report of their findings will be presented to the Board for consideration.

The Investment Committee and designated members of the Company's management team will also monitor the Company's investment portfolio on an ongoing basis, review the status of the Company's investments and provide recommendations to the Board from time to time. The Investment Committee will conduct a quarterly review of the Company's investment portfolio in order to assess performance and market conditions. One member of the Investment Committee may be designated and authorized to handle the day-to-day trading decisions in keeping with the directions of the Board and the Investment Committee.

The Investment Committee is comprised of Leah Wald (President, Chief Executive Officer and Director), Luis Berruga (Director) and Jon Matonis (Chief Economist and Director).

STATEMENT OF EXECUTIVE COMPENSATION

Introduction

This section of the Circular explains how the Company's executive compensation program is designed and operated with respect to the President and Chief Executive Officer (referred to as the "CEO" in the narrative discussion in this section and under the section entitled "Executive Compensation Tables"), Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers included in this reported financial year whose total compensation was, individually, more than $150,000 (together with the CEO and CFO collectively referred to as the "Named Executive Officers" or "NEOs", and each a "Named Executive Officer" or "NEO"). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation- related disclosure included in this Circular.

The current NEO's of the Company are Leah Wald and Douglas Harris. During the most recently completed financial year ended September 30, 2024.

Director and Named Executive Officer Compensation

Director and named executive officer compensation, excluding compensation securities

The following table sets forth a summary of the compensation earned by the NEOs and the Directors for the Company's two most recently completed financial years, excluding compensation securities:

Table of Compensation Excluding Compensation Securities
Name and position	Year	Salary,	Bonus	Committee	Value of	Value of all	Total
		consulting fee,	($)	or meeting	perquisites	other	compensation
		director fee,		fees ($)	($)	compensation	($)
		retainer or				($)
		commission
		($)
Leah Wald(1)	2024	115,540	Nil	Nil	Nil	Nil	115,540
President, Chief	2023	20,000	Nil	Nil	Nil	Nil	20,000
Executive Officer
and Director
Antanas (Tony)	2024	111,100	Nil	Nil	Nil	Nil	111,100
Guoga(1)	2023	120,000	Nil	Nil	Nil	Nil	120,000
Executive Chairman
and Director, Former
Chief Executive
Officer and Former
President
Douglas Harris	2024	96,800	Nil	Nil	Nil	Nil	96,800
Chief Financial	2023	77,500	Nil	Nil	Nil	Nil	77,500
Officer

Jon Matonis(2)	2024	72,000	Nil	Nil	Nil	Nil	72,000
Director	2023	72,000	Nil	Nil	Nil	Nil	72,000

Rubsun Ho	2024	20,000	Nil	Nil	Nil	Nil	20,000
Director	2023	25,000	Nil	Nil	Nil	Nil	25,000

Ungad Chadda	2024	611	Nil	Nil	Nil	Nil	611
Director	2023	n/a	Nil	Nil	Nil	Nil	n/a

Mohammed	2024	87,100	Nil	Nil	Nil	Nil	87,100
Adham(3)	2023	72,000	Nil	Nil	Nil	Nil	72,000
Former Chief
Investment Officer
and Director
Peter Tutlys(4)	2024	n/a	n/a	n/a	n/a	n/a	n/a
Former Director	2023	20,000	Nil	Nil	Nil	Nil	20,000

Notes:

(1) Mr. Guoga resigned as the Interim President and Chief Executive Officer of the Company on July 8, 2024. Ms. Leah Wald was appointed the President and Chief Executive Officer of the Company in his stead.

(2) He provided services to the Company through his consulting company, The Hole of Roy, LLC, as described below.

(3) Mr. Adham resigned as the Chief Investment Officer and a director of the Company on January 30, 2025.

(4) Mr. Tutlys resigned as a director of the Company on September 12, 2023.

(5) Mr. Ungad Chadda was appointed as a director of the Company on September 11, 2024.

(6) Mr. Luis Berruga was appointed directors of the Company following September 30, 2024.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities that were granted or issued to NEOs and directors of the Company during the most recently completed financial year of the Company for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Compensation Securities
Name and	Type of	Number of	Date of	Issue,	Closing price	Closing price	Expiry date
position	compensation	compensation	issue or	conversion	of security or	of security or
	security	securities,	grant	or exercise	underlying	underlying
		number of		price	security on	security at
		underlying			the grant	financial
		securities,			date ($)	year end ($)
		and
		percentage of
		class
Antanas (Tony) Guoga Executive Chairman and Director	Stock Option(2)	1,500,000 exercisable for 1,500,000 Common Shares representing 1.01% of the outstanding number of Common Shares	July 3, 2024	$0.115	0.115	0.24	July 3, 2029
Douglas Harris Chief Financial Officer	Stock Option(3)	1,900,000 exercisable for 1,900,000 Common Shares representing 1.30% of the outstanding number of Common Shares	August 7, 2024	$0.155	0.145	0.24	August 7, 2029
Leah Wald President, Chief Executive Officer and Director	Stock Option(4)	1,000,000 exercisable for 1,000,000 Common Shares representing 0.67% of the outstanding number of Common Shares	July 8, 2024	$0.115	0.115	0.24	July 8, 2029

	Stock Option(3)	1,000,000 exercisable for 1,000,000 Common Shares representing 0.67% of the outstanding number of Common Shares	August 7, 2024	$0.155	0.145	0.24	July 3, 2029
Jon Matonis Director	Stock Option(3)	1,000,000 exercisable for 1,000,000 Common Shares representing 0.67% of the outstanding number of Common Shares	August 7, 2024	$0.155	0.145	0.24	August 7, 2029
Rubsun Ho Director	Stock Option(3)	1,000,000 exercisable for 1,000,000 Common Shares representing 0.67% of the outstanding number of Common Shares	August 7, 2024	$0.155	0.145	0.24	August 7, 2029
Ungad Chadda Director	Stock Option(5)	49,971 exercisable for 49,971 Common Shares representing 0.03% of the outstanding number of Common Shares	September 11, 2024	$0.145	0.15	0.24	September 11, 2029
Mohammed Adham Former Chief Investment Officer and Director	Stock Option(2)	1,500,000 exercisable for 1,500,000 Common Shares representing 1.01% of the outstanding number of Common Shares	July 3, 2024	$0.115	0.115	0.24	July 3, 2029

Stock Option(3)	1,000,000 exercisable for 1,000,000 Common Shares representing 0.67% of the outstanding number of Common Shares	August 7, 2024	$0.155	0.145	0.24	August 7, 2029

Notes:

(1) Calculated on a partially diluted basis as at September 30, 2024.

(2) The fair value of each stock option at the date of grant was estimated using Black-Scholes option pricing model to be consistent with the audited consolidated financial statements and included the following assumptions: share price of $0.115, dividend yield of 0%, expected volatility, based on historical volatility, of 96.0%, risk free interest of 3.57% and expected life of 5 years.

(3) The fair value of each stock option at the date of grant was estimated using Black-Scholes option pricing model to be consistent with the audited consolidated financial statements and included the following assumptions: share price of $0.155, dividend yield of 0%, expected volatility, based on historical volatility, of 95.9%, risk free interest of 3% and expected life of 5 years.

(4) The fair value of each stock option at the date of grant was estimated using Black-Scholes option pricing model to be consistent with the audited consolidated financial statements and included the following assumptions: share price of $0.115, dividend yield of 0%, expected volatility, based on historical volatility, of 96.0%, risk free interest of 3.46% and expected life of 5 years.

(5) The fair value of each stock option at the date of grant was estimated using Black-Scholes option pricing model to be consistent with the audited consolidated financial statements and included the following assumptions: share price of $0.145, dividend yield of 0%, expected volatility, based on historical volatility, of 95.6%, risk free interest of 2.75% and expected life of 5 years.

(6) As at September 30, 2024, the officers and directors of the Company who had such positions with the Company as at such date held options as follows:

• Mr. Guoga held 2,000,000 stock options to purchase an aggregate of 2,000,000 Common Shares and no other compensation securities of the Company.

• Mr. Harris held 2,179,500 stock options to purchase an aggregate of 2,179,500 Common Shares and no other compensation securities of the Company.

• Mr. Adham held 2,569,875 stock options to purchase an aggregate of 2,569,875 Common Shares and no other compensation securities of the Company.

• Mr. Matonis held 1,879,500 stock options to purchase an aggregate of 1,879,500 Common Shares and no other compensation securities of the Company.

• Mr. Ho held 1,279,500 stock options to purchase an aggregate of 1,279,500 Common Shares and no other compensation securities of the Company.

• Ms. Wald held 3,279,500 stock options to purchase an aggregate of 3,279,500 Common Shares and no other compensation securities of the Company.

• Mr. Chadda held 49,971 stock options to purchase an aggregate of 49,971 Common Shares and no other compensation securities of the Company.

•

Exercise of Compensation Securities by Directors and NEOs

None of the NEOs or Directors of the Company exercised any compensation securities during the most recently completed financial year of the Company.

Amended Equity Incentive Plan and Other Incentive Plans

The Company adopted the Amended Equity Incentive Plan to allow for a variety of equity-based awards that provide different types of incentives to be granted to certain of the executive officers, employees and consultants of the Company (in the case of Options, PSUs, DSUs and RSUs. Each Award will represent the right to receive Common Shares, or in the case of PSUs and RSUs, DSUs and Common Shares or cash, in accordance with the terms of the Amended Equity Incentive Plan.

Under the terms of the Amended Equity Incentive Plan, the Board, or if authorized by the Board, the Compensation Committee, may grant Awards to eligible participants, as applicable. Participation in the Amended Equity Incentive Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The Amended Equity Incentive Plan provides those appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Amended Equity Incentive Plan.

The maximum number of Common Shares reserved for issue pursuant to the exercise of Awards in the aggregate, under the Amended Equity Incentive Plan, is 10% of the aggregate number of Common Shares issued and outstanding from time to time, being 16,172,118 Common Shares as of the date of this Management Information Circular. As at the date of this Management Information Circular, a total of 8,162,191 Options are issued and outstanding under the Amended Equity Incentive Plan, representing approximately 5.05% of the issued and outstanding Common Shares, and 1,113,669 RSUs and no PSUs or DSUs are issued and outstanding under the Amended Equity Incentive Plan.

For the purposes of calculating the maximum number of Common Shares reserved for issue under the Amended Equity Incentive Plan, any issue from treasury by the Company that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an Insider of the Company will not be included. All of the Common Shares covered by the exercised, cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the Amended Equity Incentive Plan.

The maximum number of Common Shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under the Amended Equity Incentive Plan alone, or when combined with all of the Company's other share-based compensation arrangements, may not exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

All Options granted under the Amended Equity Incentive Plan vest in accordance with the terms of the resolutions of the Board approving the grant of such Options. An Option is exercisable during a period established by the Board which commences on the date of the grant and terminates no later than five (5) years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the Canadian Securities Exchange, or any other exchange on which the Common Shares are or may be listed for trading (the "Exchange") on the last trading day before the date such Option is granted. The Amended Equity Incentive Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period. In such cases, the extended exercise period will terminate ten business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the Amended Equity Incentive Plan has a cashless exercise feature pursuant to which a participant may elect to undertake a broker-assisted "cashless exercise" subject to the procedures set out in the Amended Equity Incentive Plan, including the consent of the Board, where required.

The following table describes the impact of certain events upon the rights of holders of Options under the Amended Equity Incentive Plan, including termination for cause, resignation, retirement, termination, and death, subject to the terms of a participant's employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Provisions

Termination for cause	Immediate forfeiture of all vested and unvested Options.

Resignation	The earlier of the original expiry date and 90 days after resignation to exercise vested Options or such longer period as the Board may determine in its sole discretion, so long as it is not more than one year following the date of resignation.

Event Provisions	Provisions

Retirement	All Options will expire, if not exercised within the 90 days after retirement or at the end of the option period, whichever is earlier.

Termination or cessation	Immediately upon termination for cause.

Death	In the case of death, previously granted to the holder shall be exercisable until the end of the Option period or until the date that is not later than one year after the date of death or permanent disability of such holder, whichever is earlier.

The terms and conditions of grants of RSUs, DSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement. Impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant's grant agreement.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Awards, or if the Board otherwise determines in its discretion, the Company will give written notice to all participants advising that the Amended Equity Incentive Plan will be terminated effective immediately prior to the change of control and all Awards, as applicable, will be deemed to be vested and, unless otherwise exercised, settle, forfeited or cancelled prior to the termination of the Amended Equity Incentive Plan, will expire or, with respect to the RSUs, DSUs and PSUs be settled, immediately prior to the termination of the Amended Equity Incentive Plan. In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the time specified therein (as the same may be extended), the Awards which vest will be returned by the Company to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement will be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards will be reinstated.

The Board may, in its sole discretion, suspend or terminate the Amended Equity Incentive Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Amended Equity Incentive Plan or of any securities granted under the Amended Equity Incentive Plan and any grant agreement relating thereto, subject to any required regulatory and Exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the Amended Equity Incentive Plan or as required by applicable laws.

The Board may amend the Amended Equity Incentive Plan or any securities granted under the Amended Equity Incentive Plan at any time without the consent of a participant provided that such amendment is required to: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the Amended Equity Incentive Plan; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Exchange; and (iii) be subject to shareholder approval, where required by law, the requirements of the Exchange or the Amended Equity Incentive Plan, provided however that shareholder approval will not be required for the following amendments and the Board may make any changes which may include but are not limited to:

(a) amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Amended Equity Incentive Plan;

(b) amendments to the eligibility criteria and limits for participation in the Amended Equity Incentive Plan;

(c) a change to the termination provisions of an Award or of the Amended Equity Incentive Plan, provided that the change does not entail an extension beyond an Award's original expiry date;

(d) any amendment necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body having authority over the Company, the Amended Equity Incentive Plan or the Shareholders (provided, however, that the Exchange will have the overriding right in such circumstances to require shareholder approval of any such amendments); and

(e) amendments to the provisions relating to the administration of the Amended Equity Incentive Plan.

The above summary is intended to be a brief description of the Amended Equity Incentive Plan and is qualified in its entirety by the full text of the Amended Equity Incentive Plan. The Company has no equity compensation plans other than the Amended Equity Incentive Plan.

Employment, Consulting and Management Agreements

The following is a summary of the material terms of each agreement or arrangement under which compensation was provided during the Company's most recently completed financial year or is payable in respect of services provided to the company or any of its subsidiaries that were performed by a director or named executive officer, or performed by any other party but are services typically provided by a director or a named executive officer.

Leah Wald

On July 10, 2024, Ms. Leah Wald and the Company entered into an employment agreement for Ms. Wald's services as the Chief Executive Officer (the "Wald Agreement"). Pursuant to the Wald Agreement, Ms. Wald is paid an annual base salary of USD$225,000 per annum. Ms. Wald may receive annual bonus as determined by the Board and is eligible to participate in the Amended Equity Incentive Plan. The Wald Agreement is for an indefinite period of time until mutually terminated by parties. Ms. Wald may terminate the agreement by providing 30 days written notice, which may be waived by the Company. The Company may terminate the Wald Agreement at any time for just cause. In the event Ms. Wald's employment is terminated without cause, Ms. Wald will be entitled to receive an amount equal to the salary and bonus remuneration received by Ms. Wald for the previous 6 months in addition to accrued but unpaid salary and bonus remuneration, if any, and any entitlement in respect of vacation as contemplated in the employment agreement. All unvested Options granted within twelve (12) months of the termination date shall immediately vest and the terms of such Options shall continue until the late of: (a) the expiry date under such Option; and (b) one year following the termination date. In the event Ms. Wald 's employment is terminated due to a change in control of the Company, Ms. Wald will be entitled to receive an amount equal to the salary and bonus remuneration received by Ms. Wald for the previous 6 months in addition to accrued but unpaid salary and bonus remuneration, if any, and any entitlement in respect of vacation as contemplated in the employment agreement. On March 1, 2025, the Company and Ms. Wald entered into an amending agreement increasing Ms. Wald's salary to USD$300,000 per annum.

Tony Guoga

During the most recently completed financial year ended September 30, 2024, Tony Guoga provided his services to the Company pursuant to the terms of an independent consultant agreement (the "Guoga Agreement"), effective August 8, 2020, between the Company and Tony Guoga. The Guoga Agreement provides that Mr. Guoga will provide to the Company executive, advisory and management services to the Company in the role as Chief Executive Officer of the Company and shall devote approximately 50% of his monthly time to such services. For his services under the Guoga Agreement, the Company agreed to pay to Mr. Guoga the nominal sum of €1.00 per annum and to reimburse him his expenses incurred in performing such services. Either the Company or Mr. Guoga may terminate the Guoga Agreement by providing 30 days' written notice to the other party. If the Company terminates the Guoga Agreement without cause, it will pay to Mr. Guoga a lump sum payment equal to three months fees. Upon the termination of the Guoga Agreement Mr. Guoga shall, at the written request of the Board, resign as a director of the Company and from all other offices held with the Company and any of its subsidiaries, as applicable. The Guoga Agreement contains customary provisions restricting the disclosure of the Company's confidential information and provides that Mr. Guoga shall not solicit the employees or consultants of the Company for a period of 12 months from the termination of thereof. On November 11, 2021, concurrent with the appoint of Jeffrey Gao as Chief Executive Officer, Mr. Guoga was appointed Executive Chairman and the Guoga Agreement was amended to include a payment of $10,000 per month to Mr. Guoga for his services as Executive Chairman, commencing November 11, 2021, which was reduced to $5,000 per month upon the appointment of Ms. Wald as Chief Executive Officer.

Jon Matonis

During the most recently completed financial year ended September 30, 2024, Jon Matonis provided his services to the Company pursuant to the terms of a consulting agreement (the "Matonis Agreement"), dated December 1, 2018, as amended on July 31, 2020, between the Company and The Hole of Roy, LLC ("HOR"). The Matonis Agreement provides that HOR will provide consulting services to the Company. Under the terms of the Matonis Agreement, the Company agreed to pay to HOR a monthly fee of $6,000, and to reimburse him for expenses incurred by him in performing the services under the Matonis Agreement. Either the Company or HOR may terminate the Matonis Agreement by providing 30 days' written notice to the other party. The Matonis Agreement contains customary provisions restricting the disclosure of the Company's confidential information.

Douglas Harris

Douglas Harris, the Company's Chief Financial Officer provides his services to the Company pursuant to the terms of a consulting agreement (the "Harris Agreement"), dated April 9, 2021, between the Company and Harris Capital Company ("HCC"). The initial term of the Harris Agreement is a period of 24 months, commencing on April 12, 2021. The Harris Agreement provides that HCC will provide to the Company the services of Douglas Harris as the Company's Chief Financial Officer on a consultancy basis. Under the terms of the Harris Agreement, the Company agreed to pay to HCC a monthly fee of $5,000, and to reimburse him for expenses incurred by him in performing the services under the Harris Agreement. In addition, the Company also made a one-time grant of stock options, entitling Mr. Harris to purchase 1,500,000 Common Shares at a price of $0.30 per share for a period of five years, subject to vesting provisions. Either the Company or HCC may terminate the Harris Agreement by providing 90 days' prior written notice to the other party. If the Company or HCC provides such written notice of termination, the Company shall be liable only for the consulting fees which are due and payable by the Company for the period up to, and including, the effective date of termination. In addition, in the event that a change of control should occur during the term of the Harris Agreement with respect to the Company, and the parties newly in control of the Company do not wish to retain HCC to perform the services, then HCC shall be entitled to an immediate pay-out of 12 months of monthly consulting fees. The Harris Agreement contains customary provisions restricting the disclosure of the Company's confidential information. The Harris Agreement was amended to include a payment of $7,500 per month to HCC for Mr. Harris' services as Chief Financial Officer, commencing April 1, 2023. On January 1, 2025, the Company entered into an amending agreement increase the consulting fees to a monthly fee of CAD$25,000.

Mohammed Adham

During the most recently completed financial year ended September 30, 2024, Mohammed Adham provided his services to the Company pursuant to the terms of a consulting agreement (the "Adham Agreement"), dated June 28, 2018, as amended on May 31, 2024, between the Company and Mr. Adham. The Adham Agreement provides that Mr. Adham will provide consulting services to the Company, and act as the Company's Chief Investment Officer. Under the terms of the Adham Agreement, the Company agreed to pay to Mr. Adham a monthly fee of USD$6,000 (plus all applicable taxes), and to reimburse him for expenses incurred by him in performing the services under the Adham Agreement. Either the Company or Mr. Adham may terminate the Adham Agreement by providing 30 days' written notice to the other party. The Matonis Agreement contains customary provisions restricting the disclosure of the Company's confidential information.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to all compensation plans of the Company under which equity securities are authorized for issue as of September 30, 2024:

Plan category	Number of securities to be	Weighted-average exercise	Number of securities remaining
	issued upon exercise of	price of outstanding options	available for future issue under
	outstanding options and	and rights	equity compensation plans
	rights (#) (1)	($)	(#)
Equity compensation plans approved by securityholders	14,617,346	0.132	1
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	14,617,346	0.132	1

Notes:

(1) The Equity Incentive Plan is a "rolling" stock option plan whereby the maximum number of Common Shares that may be reserved for issue may not exceed 10% of the number of outstanding Common Shares at the time of the stock option grant. As at the date of this Circular, 16,172,118 Awards may be reserved for issuance pursuant to the Equity Incentive Plan, 8,162,191 stock options and 1,113,669 RSUs have been issued and 6,896,258 Awards are still available for issue.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed in this Circular, no informed person or proposed director of the Company, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company.

On October 21, 2024, the Company and Mr. Antanas Guoga, a director and the Executive Chairman of the Company, entered into a credit facility agreement, as amended on January 6, 2025 (the "Credit Facility Agreement"), providing for a $25 million unsecured, revolving demand credit facility (the "Credit Facility").

Under the terms of the Credit Facility, the Lender agreed to make available to the Company up to $25 million (the "Commitment Amount") in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to January 6, 2027 (the "Maturity Date"). The drawn and unpaid portion of the Commitment Amount (the "Principal Balance") will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender's right to demand repayment of amounts outstanding under the Credit Facility at any time.

As of the date of this Management Information Circular, $16,395,037.57 (inclusive of $214,865.50 of accrued interest) of the Credit Facility has been drawn.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Company or person who acted in such capacity in the last financial year of the Company, or any other individual who at any time during the most recently completed financial year of the Company was a director of the Company or any associate of the Company, is indebted to the Company, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

In accordance with the provisions of the Business Corporations Act (Ontario), the Company's by-laws provide that the Company will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of the Company or such other company if he or she acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful. If the Company becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible.

External Auditor Service Fees

The following fees were incurred by the Company for the financial years ended September 30, 2024, and 2023 for professional services rendered to the Company:

Fees	2024	2023
Audit Fees(1)	149,160	137,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	24,521	5,000
All Other Fees Other Fees(4)	Nil	Nil

Notes:

(1) Audit Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for audit services. Included in these aggregate fees are the amounts for the audit of the annual consolidated financial statements.

(2) Audit-Related Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for assurance and related services by the current or former auditor, as applicable, that are reasonably related to the performance of the audit or review of the Company's financial statements and are not Audit Fees, including for consultations on accounting developments and the accounting for potential corporate transactions.

(3) Tax Fees are the aggregate fees billed or accrued, as the case may be, for the applicable period in each of the last two fiscal years for professional services rendered, as applicable, for tax compliance, tax advice, and tax planning.

(4) All Other Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for products and services provided by the current or former auditor, as applicable, other than Audit Fees, Audit-Related Fees or Tax Fees.

AUDIT COMMITTEE INFORMATION REQUIRED IN THE

INFORMATION CIRCULAR OF A VENTURE ISSUER

The Company has filed an Annual Information Form (the "AIF") for the fiscal year ended September 30, 2024, on SEDAR+ at www.sedarplus.ca, which contains, among other things, all of the financial disclosure and also the Charter of the Company's Audit Committee as required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 may be found under the heading "Audit Committee Disclosure" in the AIF.

ADDITIONAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed in this Circular, no person who has been a director or executive officer of the Company since the beginning of the last financial year and no associate or affiliate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as stated elsewhere in this Circular, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, or any associated or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

Other Business

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca, the CSE's website at www.thecse.com under the Company's corporate profile and on the Company's website at https://solstrategies.io/. Financial information about the Company is provided in the Company's comparative financial statements and management's discussion and analysis of financial and operating results for the financial year ended September 30, 2024.

A copy of this Circular has been sent to each director of the Company, to the applicable regulatory authorities, to each shareholder entitled to receive notice of the Meeting and to the auditor of the Company. If you would like to obtain, at no cost to you, a copy of the following documents:

(a) the comparative financial statements and MD&A of the Company for the year ended September 30, 2024, together with the accompanying report of the auditor thereon or any interim financial statements or MD&A of the Company for periods subsequent to September 30, 2024, or

(b) this Circular,

Please send your request to:	Sol Strategies Inc.
217 Queen Street West, Suite 401
Toronto, ON M5V 0R2

email: doug@cypherpunkholdings.com
Attention: Doug Harris

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular and the sending of it to the Shareholders, to each director of the Company, to the Company's auditor and to the appropriate governmental agencies have been approved by the Board.

DATED the 9th day of May, 2025.

BY ORDER OF THE BOARD

"Antanas Guoga" (signed)

Executive Chairman

APPENDIX A

CORPORATE GOVERNANCE DISCLOSURE

The Company believes that effective corporate governance practices are fundamental to the overall success of a company. National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires the Company to disclose its corporate governance practices by providing in the Circular the disclosure required by Form 58-101F2 - Corporate Governance Disclosure (Venture Issuers) ("Form 58-101F2"). National Instrument 58-201 - Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company's disclosure of corporate governance practices pursuant to NI 58-101 is set out below in the form required by Form 58-101F2:

	Governance Disclosure Guidelines under	Comments
NI 58-101

1.	Board of Directors

	Disclose how the board of directors (the "Board") facilitates its exercise of independent supervision over management, including:	The Board is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company's strategic plan and the ability of management to continue to deliver on the corporate objectives.

	(i) the identity of directors who are independent; and	As at September 30, 2024, the following directors were independent:

● Rubsun Ho
● Ungad Chadda

	(ii) the identity of directors who are not independent, and the basis for that determination.	As at September 30, 2024, the following directors were not independent: Antanas Guoga, Jon Matonis, Leah Wald and Mohammed Adham.

2.	Directorships

	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Ungad Chadda:
● Global Uranium Inc.
● Integral Metals Inc.
● Agrinam Corp.

Antanas Guoga
● Banxa Holdings Inc.
● Tony G Co-Investment Holdings Ltd.
3.	Orientation and Continuing Education

Briefly describe what steps, if any, the Board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.	The Board recognizes the importance of providing new directors with an orientation upon election to the Board and with continuing education in the business of the Company. The Board takes measures to ensure that appropriate orientation and education programs are in place for new directors and committee members.

Upon becoming a member of the Board, an individual will be provided with copies of the Company's principal continuous disclosure documents and a series of interviews or meetings with senior personnel in order to be informed on various business, operational and organizational aspects of the Company. Orientation will also include such things as:
● organized visits to the Company's facilities;

● familiarization with the service providers and partners;

● company history and other relevant data;

● information concerning mission, goals, strategy, philosophy and major policies of the Company;

● review of recent analyst reports;

● information pertaining to personal liability and insurance coverage;

● rules for purchasing and selling securities of the Company; and

● rules regarding insider information.

Continuing education could include: reports from the Chief Executive Officer on industry developments to the Board of Directors at each meeting. Directors are also regularly provided with copies of the Company's ongoing continuous disclosure documents, and receive management presentations and information and presentations from the Company's external advisors and experts, as appropriate, from time to time.

4.	Ethical Business Conduct

Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Board of Directors has a written disclosure policy aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.

The Board has also established a written insider trading policy which is intended as a guideline to eliminate any transaction by an insider which would not be in full compliance with applicable securities legislation or which, by implication, might suggest trading by insiders was carried out when they were in possession of privileged or material information not yet disclosed to the public.

5.	Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for board nomination, including: (i) who identifies new candidates; and (ii) the process of identifying new candidates.

The directors of the Company are encouraged to submit names of potential directors. Candidates' names are also obtained through analysis of other corporate boards and through reviews of senior corporate executives in other types of enterprises. Shareholders are also welcome to submit names for consideration. Potential director candidates are reviewed by the Board on a regular basis as needed.

The Board reviews the size, structure and composition of the Board from time to time so that when a vacancy occurs, the most appropriate candidate can be readily identified. When a vacancy occurs, the Board reviews and selects suitable candidates.

Once the Board agrees on the best candidate, an approach is made to that person in a manner deemed most appropriate by the Board. The approach would be followed by personal interviews with the prospective director involving the Chairman of the Board and other Board members as circumstances warrant.

If there is agreement to serve as a director, a Board orientation process is then carried out by the Chairman of the Board. After appointment or election, as the case may be, orientation with management is carried out.

6.	Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determines compensation; and (ii) the process of determining compensation.

The Compensation Committee is charged with developing, for recommendation to the Board, a compensation philosophy and guidelines for the CEO and other executive officers of the Company. It recommends to the Board the level of compensation for the CEO and other executive officers of the Company. The Compensation Committee also considers and, if deemed appropriate, makes recommendations to the Board about any option or benefit plans to be established for the CEO and other executive officers of the Company.

The Compensation Committee is also charged with developing, for recommendation to the Board, a compensation philosophy and guidelines for the directors. It recommends the level of compensation for the directors based on a review of compensation paid by other public companies of the same size as the Company and in the same industry as the Company.

Further details are also set out in the Circular under the heading "Compensation Discussion and Analysis".

7.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Other than the Audit Committee, the Investment Committee and the Compensation Committee, there are no other standing committees of the Board. Further details are also set out in the Circular under the heading "Committees of the Board of Directors".

8.	Assessments

Disclose what steps, if any, that the board takes to satisfy itself that the board, the committees and its individual directors are performing effectively.	The Board conducts annually an evaluation of the effectiveness of the Board and its committees. In such evaluation, the Board assesses the effectiveness of the Board and its committees, the adequacy of information provided to directors, communication processes between the Board and management, agenda planning for Board and committee meetings and strategic planning.

APPENDIX "C"

CHANGE OF AUDITOR FILING PACKAGE

See attached.

SOL STRATEGIES INC.

NOTICE OF CHANGE OF AUDITORS

TO: Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

AND TO: Kingston Ross Pasnak LLP

Davidson & Company LLP

Sol Strategies Inc. (the "Corporation"), gives the following notice in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"):

1. At the request of the Corporation, Kingston Ross Pasnak LLP (the "Former Auditor") has resigned as auditor of the Corporation effective January 29, 2025.

2. On January 29, 2025, the Corporation appointed Davidson & Company LLP (the "Successor Auditor") to replace the Former Auditor as auditor of the Corporation.

3. The resignation of the Former Auditor and the appointment of the Successor Auditor were considered and approved by the Corporation's Audit Committee and Board of Directors.

4. The auditor's reports of the Former Auditor, on the financial statements of the Corporation for the fiscal years ended September 30, 2024 and September 30, 2023, respectively, and for any subsequent period ending prior to the date of resignation did not express a modified opinion.

5. In the opinion of the Corporation, no "reportable event" as defined in NI 51-102 has occurred.

6. The contents of this Notice and letters written by the Former Auditor addressed to the applicable Canadian securities regulatory authorities pursuant to Sections 4.11(5) and 4.11(6) of NI 51-102 have been reviewed by the Corporation's Audit Committee and the Board of Directors.

Dated February 12, 2025.

SOL STRATEGIES INC.

Per:	"Doug Harris"
Name: Doug Harris
Title: Chief Financial Officer

February 12, 2025

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

SOL STRATEGIES INC. - NOTICE OF CHANGE OF AUDITORS

Dear Sirs/Mesdames:

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated February 6, 2025, delivered to us by the Corporation in respect of the change of auditor of the Corporation. In accordance with section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice and we agree with each of the statements contained therein pertaining to our firm.

Yours truly,

/s/ Kingston Ross Pasnak LLP

Kingston Ross Pasnak LLP

Charted Professional Accountants

February 6, 2025

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs / Mesdames:

Re:	Sol Strategies Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated February 6, 2025 (the "Notice"), and, based on our knowledge of such information at this time, we agree with the information contained in the Notice pertaining to our firm.

Yours very truly,

/s/ Davidson & Company LLP

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: The Canadian Securities Exchange